UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 30, 2016

Baker Hughes Incorporated
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-9397	76-0207995
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

17021 Aldine Westfield Road Houston, Texas 77073
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (713) 439-8600

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01. Entry into a Material Definitive Agreement.

On October 30, 2016, Baker Hughes Incorporated (the “Company”), General Electric Company (“GE”), Bear Newco, Inc. (“Newco”), a Delaware corporation and a direct wholly owned subsidiary of the Company, and Bear MergerSub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Newco (“Merger Sub”), entered into a Transaction Agreement and Plan of Merger (the “Transaction Agreement”), pursuant to which, among other things, (i) Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the “Surviving Entity”) and a direct wholly owned subsidiary of Newco, (ii) each outstanding share of the Company’s common stock, par value $1.00 per share (the “Company Common Stock”), will be converted into the right to receive one share of Class A common stock, par value $0.0001 per share (the “Newco Class A Common Stock”), of Newco, (iii) Newco will cause the Surviving Entity to be converted into a Delaware limited liability company (“Newco LLC”) and Newco will become the sole managing member of Newco LLC, (iv) GE will (A) receive a 62.5% membership interest in Newco LLC (calculated on a fully diluted basis) in exchange for contributing $7,400,000,000 (less the Class B Purchase Price, as defined below) in cash and GE’s oil and gas business (“GE O&G”) to Newco LLC, and (B) receive Class B common stock, par value $0.0001 per share (the “Newco Class B Common Stock”), of Newco, representing 62.5% of the voting power of the outstanding shares of common stock of Newco (calculated on a fully diluted basis), in exchange for contributing the par value thereof (the “Class B Purchase Price”) to Newco and (v) Newco will distribute as a special dividend an amount equal to $17.50 per share (the “Dividend” and together with the Newco Class A Common Stock, the “Consideration”) to the holders of record of the Newco Class A Common Stock.

Immediately following the Closing (as defined in the Transaction Agreement), (i) (A) GE will hold 100% of the Newco Class B Common Stock, which will represent 62.5% of the voting power of the outstanding shares of common stock of Newco (calculated on a fully diluted basis), and (B) the Company’s stockholders immediately prior to the Closing will hold 100% of the Newco Class A Common Stock, which will represent 37.5% of the voting power of the outstanding shares of common stock of Newco, (ii) (A) GE will hold a 62.5% membership interest in Newco LLC (calculated on a fully diluted basis) and (B) Newco will hold a 37.5% membership interest in Newco LLC and (iii) the membership interests in Newco LLC, together with the Newco Class B Common Stock, will be exchangeable on a 1:1 basis for Newco Class A Common Stock, subject to certain adjustments. The rights (including voting rights) of Newco Class A Common Stock and Newco Class B Common Stock are identical; provided that Newco Class B Common Stock has only nominal economic rights.

Awards granted under the Company’s equity incentive plans prior to the date of the Transaction Agreement that are outstanding at the Closing will become fully vested and exercisable as a result of the Closing and will be treated as follows:

•	Each option to purchase shares of Company Common Stock will be converted into an option to purchase an equal number of shares of Newco Class A Common Stock. The converted option will be subject to the same terms and conditions as applied to the original option, and the exercise price of such converted option will be reduced by the per share amount of the Dividend.

•	Restricted shares of Company Common Stock will be converted into an equal number of shares of Newco Class A Common Stock. The converted shares will receive the Dividend.

•	Each award of restricted stock units with respect to Company Common Stock will be converted into an award of restricted stock units with respect to an equal number of shares of Newco Class A Common Stock. The converted award will be subject to the same terms and conditions as applied to the original award, including with respect to rights relating to the Dividend.

Under the terms of the Transaction Agreement, the Company may grant equity awards in 2017 (and in 2018, if the Closing does not occur in 2017) on the following basis:

•	Each employee (other than a new hire or promoted employee) who received an equity award in 2016 may receive equity awards each year having an aggregate grant value that does not exceed by more than 10% the aggregate grant value of the equity awards granted to the employee in 2016.

•	Each newly hired or promoted employee may receive equity awards each year having an aggregate grant value that does not exceed by more than 10% the aggregate grant value of the equity awards granted to similarly situated employees in 2016.

•	Each other employee who did not receive an equity award in 2016 but who is eligible for equity awards from time to time based on performance may receive equity awards each year having an aggregate grant value that does not exceed by more than 10% the aggregate grant value of the equity awards that the employee would have received in accordance with past practices based on the employee’s performance. The aggregate grant value of awards to all such employees may not exceed $25 million in any year.

Equity awards that are granted after the date of the Transaction Agreement and that are outstanding at the Closing will be converted into equity awards with respect to Newco Class A Common Stock on the same basis as is described above for equity awards that were granted prior to the date of the Transaction Agreement. However, equity awards that are granted after the date of the Transaction Agreement (and associated rights with respect to the Dividend) will not become vested as a result of the Closing but instead will continue to vest based on service with the combined company over the remaining vesting schedule of the original award (subject to accelerated vesting on an involuntary termination of employment that occurs during the 12-month period following the Closing).

The Company and GE each made customary representations, warranties and covenants in the Transaction Agreement, including, among other things, covenants by each of the Company and GE to, subject to certain exceptions, conduct its business (in the case of the Company) or GE O&G (in the case of GE) in the ordinary course during the interim period between the execution of the Transaction Agreement and the consummation of the Transactions. The Company is permitted to pay regular quarterly cash dividends. GE O&G is permitted to pay dividends to GE between signing and Closing; provided that GE O&G is required to have a minimum level of working capital at Closing.

The obligation of the parties to consummate the Transactions is subject to customary closing conditions, including, among other things, (i) the approval of holders of a majority of the outstanding shares of Company Common Stock; (ii) (A) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (B) the European Commission issuing a decision under the Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1) declaring the Transactions compatible with the common market, or, if the European Commission has adopted any decision under Article 9 of such regulations to refer the Transactions in part to any Member State of the European Economic Area, the European Commission issuing a decision declaring the part of the Transactions not so referred to that Member State compatible with the common market and every Member State to which part of the Transactions has been referred under Article 9 issuing a decision clearing the Transactions; and (C) the expiration or termination of all other applicable waiting and other time periods under certain other regulatory and competition laws; (iii) the absence of legal restraints and prohibitions; (iv) the effectiveness of the registration statement on Form S-4 to be filed by Newco with the Securities and Exchange Commission and the approval of the listing on the New York Stock Exchange of Newco Class A Common Stock to be issued in the Transactions and (v) the completion in all material respects of certain restructuring transactions in connection with the Transactions. The obligation of each party to consummate the Transactions is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Transaction Agreement. In addition, the Company’s obligation to consummate the Transactions is subject to the financial statement-related condition described below.

GE is required to take all actions necessary to obtain regulatory approvals (including agreeing to divestitures of certain specified businesses and any businesses of which any such business forms a substantial part (the “Specified Businesses”)) unless the assets, businesses or product lines subject to such actions would account for more than $200 million of 2015 revenue. (The divestiture of Specified Businesses will not be taken into account for purposes of calculating the $200 million divestiture limit.) Proceeds of any divestitures (other than the divestiture of a certain business) would remain with GE O&G and be transferred to Newco LLC.

As promptly as reasonably practicable following December 31, 2016 (and in any event no later than April 15, 2017 or April 30, 2017 in the case of the September 30, 2016 audited financials), GE is required to deliver to the Company certain audited financials of GE O&G including those required to be included in Newco’s Form S-4. If such audited financials differ from the unaudited financial statements of GE O&G provided to the Company in a manner that is material to the intrinsic value of GE O&G in a manner that is adverse, the Company may terminate the Transaction Agreement and, in the event of such termination, GE would be required to reimburse the Company for certain expenses (up to $40 million).

The Transaction Agreement requires the Company to call and hold a special stockholder meeting and, subject to certain exceptions, requires the Company’s board of directors to recommend that the Company’s stockholders approve the Transactions. The Company agreed not to solicit alternative transactions or enter into discussions concerning, or provide information in connection with, any such alternative transaction (subject to certain exceptions).

Prior to the approval of the Transaction Agreement by the Company’s stockholders, the Company’s board of directors may, upon receipt of a Superior Proposal (as defined in the Transaction Agreement ), and in certain other circumstances, change its recommendation that the Company’s stockholders approve the Transaction Agreement, subject to complying with notice and other specified conditions, including giving GE the opportunity to propose changes to the Transaction Agreement in response to such Superior Proposal or other circumstances. If the Company’s board of directors changes its recommendation that the Company’s stockholders approve the Transaction Agreement, GE may terminate the Transaction Agreement. In addition, the Company may terminate the Transaction Agreement, prior to obtaining the approval of its stockholders, to enter into a definitive agreement providing for a Superior Proposal.

The Transaction Agreement contains certain other termination rights for each of the Company and GE, including the right of each party to terminate the Transaction Agreement if the Transactions have not been consummated by the “termination date” of January 30, 2018, subject to each party’s right to extend the termination date until April 30, 2018, if all closing conditions (other than receipt of certain regulatory approvals) has been satisfied by January 30, 2018.

The Transaction Agreement provides for the payment by the Company to GE of a termination fee in the amount of $750 million in the case of certain events described in the Transaction Agreement, including if the Company’s board of directors changes its recommendation that the Company’s stockholders approve the Transaction Agreement.

The Company is also required to reimburse GE for certain expenses (up to $40 million) if the Transaction Agreement is terminated because the Company’s stockholders have not approved the Transaction Agreement upon a vote taken thereon and prior to the Company stockholder meeting a proposal for an alternative transaction was publicly announced and not withdrawn. If, within 12 months after such termination, the Company enters into an agreement providing for, or consummates, an alternative transaction with a third party, thereby triggering the $750 termination fee described above, that termination fee will be reduced by the amount of any expenses previously reimbursed.

In the event the Transaction Agreement is terminated by (i) either party as a result of the failure of the Transactions to occur on or before the termination date (as it may be extended) due to the failure to achieve certain specified antitrust-related approvals if all closing conditions (other than receipt of antitrust and other specified regulatory approvals and conditions that by their nature cannot be satisfied until the Closing but subject to such conditions being capable of being satisfied if the Closing Date were the date of termination) have been satisfied, (ii) either party as a result of any antitrust-related final, non-appealable order or injunction prohibiting the Closing, or (iii) the Company as a result of GE’s material breach of its obligations to obtain regulatory approvals such that the antitrust-related condition to closing is incapable of being satisfied, then in each case GE would be required to pay the Company a termination fee of $1.3 billion.

On the Closing Date (as defined in the Transaction Agreement), Newco and GE agree to enter into a stockholders agreement in the form attached to the Transaction Agreement (the “Stockholders Agreement”). The Stockholders Agreement will provide, among other things, that:

•	Board and Committee Representation. Immediately following the Closing, the Newco board of directors will consist of nine directors, consisting of (i) five directors designated by GE and (ii) four directors (including the Chief Executive Officer of the Company immediately prior to Closing) designated by the Company (“Company Directors”). The successor Company Directors will be chosen by the Governance & Nominating Committee of the Newco board of directors, which will be comprised of a majority of Company Directors who meet certain independence requirements. GE only has the right to designate directors to the Newco board of directors for so long as it and its affiliates either (i) beneficially own at least 50% of Newco’s outstanding common stock or (ii) are required to consolidate Newco’s financial results with GE’s financial results. At least one independent Company Director must be on the Newco Audit Committee, at least one non-GE designee must be on the Compensation Committee and at least one independent Company Director must be on all other Newco board of directors committees. GE and its affiliates are required to vote in favor of all Company Directors.

•	Standstill Provisions. For a period of five years beginning on the Closing Date, GE will be subject to a customary standstill (with certain customary exceptions).

•	Transfer Restrictions. For a period of two years beginning on the Closing Date, GE and its affiliates may not transfer any shares of Newco common stock. Thereafter, subject to certain exceptions, GE may not transfer any shares of Newco common stock to any person or group, if such person or group would beneficially own in excess of 15% of the outstanding shares of Newco common stock following such transfer, without the prior consent of a certain committee of independent Company Directors (the “Conflicts Committee”). Following the fifth anniversary of the Closing, GE and its affiliates are permitted to transfer all (but not less than all) of their shares of Newco common stock to a third party (or, if applicable, all of their shares of Newco Class B Common Stock and membership interests in Newco LLC), if, among other things, (i) the buyer thereof agrees to purchase all shares of Newco common stock held by stockholders that are not affiliated with GE or its affiliates for the same consideration and on otherwise substantially the same terms and conditions and (ii) if the transaction does not result in the buyer owning 100%

of Newco’s common stock, the buyer either (x) agrees to assume GE’s obligations under the Stockholders Agreement or (y) enters into a stockholders agreement with the Company containing substantially the same terms and conditions as those contained in the Stockholders Agreement.

•	Squeeze-out Transactions. Any proposal by GE or any of its affiliates to acquire all of the shares of Newco common stock held by stockholders that are not affiliated with GE or its affiliates to the extent permitted under the Stockholders Agreement must also be (i) subject to review, evaluation and approval of the Conflicts Committee and (ii) submitted for approval to the stockholders of Newco, with a non-waivable condition that a majority of the shares held by stockholders that are not GE or affiliated with GE approve the transaction (or equivalent tender offer condition).

•	Related Party Transactions. Any transaction between Newco or any of its subsidiaries, on the one hand, and GE or any of its Affiliates (other than Newco and its subsidiaries), on the other hand (a “related party transaction”) is required to be on arm’s length terms and in the best interest of Newco. Among other things, related party transactions that involve payments in excess of a certain threshold are subject to the prior approval of the Conflicts Committee.

•	Other Governance Rights. The Company’s and Newco’s rights under the Transaction Agreement, the Stockholders Agreement, and the other Transaction Documents (as defined in the Stockholders Agreement) are enforceable by the Conflicts Committee, and material amendments of or waivers under such agreements, require the prior approval of the Conflicts Committee.

Effective from and following the Closing, Newco and its subsidiaries will operate under the name “Baker Hughes, a GE Company.”

The Transaction Agreement also requires that the Company and GE use reasonable best efforts to negotiate in good faith the terms and conditions of and to enter into a tax matters agreement (the “Tax Matters Agreement”), pursuant to which the Company and GE will provide for certain matters relating to taxes, including the allocation of tax liabilities and benefits arising prior to, as a result of, and subsequent to the transactions contemplated by the Transaction Agreement.  Among other things, the Tax Matters Agreement must include terms substantially as follows:

•	GE will indemnify Newco for (i) income tax liabilities of GE O&G for pre-closing periods and (ii) tax liabilities resulting from the transactions executed in connection with the combination of the Company and GE’s oil and gas businesses.

•	Newco LLC will bear (i) tax liabilities of the Company for pre-closing periods and (ii) non-income tax liabilities of GE O&G for pre-closing tax periods.

•	The manner in which GE and Newco will bear other tax liabilities and share certain tax benefits.

The foregoing description of the Transaction Agreement, the Stockholders Agreement and the Tax Matters Agreement term sheet does not purport to be complete, and is qualified in its entirety by reference to the full text of the Transaction Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

A copy of the Transaction Agreement has been included to provide investors and stockholders with information regarding its terms and is not intended to provide any factual information about the Company or GE or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Transaction Agreement have been made solely for the purposes of the Transaction Agreement and as of specific dates; were solely for the benefit of the parties to the Transaction Agreement; are not intended as statements of fact to be relied upon by the Company’s or GE’s investors or stockholders, but rather as a way of allocating contractual risk and governing the contractual rights and relationships between the parties to the Transaction Agreement; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Transaction Agreement, which disclosures are not reflected in the Transaction Agreement itself; and may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by investors or stockholders. The Company’s investors and stockholders are not third party beneficiaries under the Transaction Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, GE or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in the Company’s or GE’s public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY

STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 1, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements,

whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Section 9 – Financial Statements and Exhibits

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc.*

* Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Baker Hughes agrees to furnish supplementally a copy of such schedules, annexes and exhibits, or any section thereof, to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BAKER HUGHES INCORPORATED

Date:	November 1, 2016	By:	/s/ Lee Whitley
			Name:	Lee Whitley
			Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
2.1	Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc.*

* Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Baker Hughes agrees to furnish supplementally a copy of such schedules, annees and exhibits, or any section thereof, to the SEC upon request.